Exhibit 99.5

AGM Ordinary Resolutions FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Resolution 1 Resolution 3 Resolution 2(a)(i) Resolution 4 Resolution 2(a)(ii) Resolution 5 Resolution 2(a)(iii) Resolution 6 Resolution 2(b) ZHIHU INC. TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”) REPRESENTING CLASS A ORDINARY SHARES OF ZHIHU INC. Sign below Date: Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title. FOLD AND DETACH HERE Please see enclosed Agenda for Resolutions to be voted at the Meeting. Address change Mark box, sign and indicate changes/comments below: Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated above. JPMorgan Chase Bank, N.A., Depositary PO Box 64873 Saint Paul MN 55164-0873

AGENDA AGM ORDINARY RESOLUTIONS 1. To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the reports of the directors of the Company and auditor thereon. 2(a)(i). To re-elect Mr. Henry Dachuan Sha as an executive director. 2(a)(ii). To re-elect Mr. Bing Yu as a non-executive director. 2(a)(iii). To re-elect Mr. Hanhui Sam Sun as an independent non-executive director. 2(b). To authorize the board of directors of the Company to fix the remuneration of directors. 3. To grant a general mandate to the directors to issue, allot, and deal with additional Class A ordinary shares of the Company not exceeding 20% of the total number of issued and outstanding shares of the Company as of the date of passing of this resolution. 4. To grant a general mandate to the directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued and outstanding shares of the Company as of the date of passing of this resolution. 5. To extend the general mandate granted to the directors to issue, allot, and deal with additional shares in the capital of the Company by the aggregate number of the shares and/or shares underlying ADSs repurchased by the Company. 6. To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the board of directors of the Company to fix their remuneration for the year ending December 31, 2023. Zhihu Inc. JPMorgan Chase Bank, N.A., Depositary PO Box 64873, Saint Paul MN 55164-0873 Voting Instruction Card PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the Annual General Meeting (the “Meeting”) of Zhihu Inc. (the “Company”) will be held at 10:00 a.m. (Beijing Time), on Friday, June 30, 2023 at Room Landing, Floor 1, Zone B, China Industry-Academy-Research Achievement Transformation Center, No. 18A Xueqing Road, Haidian District, Beijing, the People’s Republic of China, for the purposes set forth on this card. If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Class A Ordinary Shares represented by your ADRs FOR, AGAINST, or to ABSTAIN from voting on the Resolutions to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly how you wish to vote in regard to each of the Company’s Resolutions, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 9:00 a.m. (Eastern Time) on June 22, 2023. Only the registered holders of record as of the close of business on May 30, 2023 (Eastern Time) will be entitled to execute the attached Voting Instruction Card. If no ADR Voting Instruction Card is received by the Depositary before 9:00 a.m. (Eastern Time), June 22, 2023, in accordance with the provisions of the Depositary Agreement, you will be deemed to have instructed the Depositary to give a discretionary voting proxy to a person designated by the Company, which for purposes of this meeting is the Chairman of the Company with full power to exercise the voting rights under the Ordinary Shares represented by your ADSs and with full power to each of substitution. The signatory, a registered holder of ADRs representing Class A Ordinary Shares of the Company of record on May 30, 2023, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote at the Meeting the underlying Class A Ordinary Shares of the Company represented by such ADRs, in accordance with the instructions on this card. To review the notice of the AGM, please visit the Investor Relations Section of the Company website: ir.zhihu.com NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card MUST be returned before 9:00 a.m. (Eastern Time) on June 22, 2023. JPMorgan Chase Bank, N.A., Depositary